Subject to Change Wine Co
Profit and Loss
January - December 2023

	Total
Income	
Total Service/Other Income	$ 24,951.59
Uncategorized Income	5,006.72
Wine Sales	-4,957.20
Bulk Wine Income	2,436.00
Direct to Consumer Sales - Shopify	136,790.22
Direct To Consumer Discounts/Refunds/Returns	-23,985.90
Total Direct to Consumer Sales - Shopify	$ 112,804.32
Discounts/Refunds Given	1,376.75
Wholesaler Sales	1,500,903.36
Wholesaler Discounts	-16,511.72
Total Wholesaler Sales	$ 1,484,391.64
Wine Club Sales - Bloom	548.69
Wine Club Discounts/Refunds/Returns	262.73
Total Wine Club Sales - Bloom	$ 811.42
Total Wine Sales	$ 1,596,862.93
Wine Tasting	37,805.00
Total Income	$ 1,667,976.24
Cost of Goods Sold	
COST OF GOODS SOLD	430,492.78
Fruit Trucking/Hauling	-87.50
Harvest Labor	8,081.41
Harvest Meals	101.00
WineryShip	23,643.51
Total COST OF GOODS SOLD	$ 462,231.20
Credit Card Processing Fees	11,172.39
Excise Taxes	-1,654.95
Inventory Shrinkage	-6,627.77
Storage - Bottled Wine	88,186.37
Wine Making Utilities	7,766.69
Total Cost of Goods Sold	$ 561,073.93
Gross Profit	$ 1,106,902.31
Expenses	
Equipment Maintenance & Expense	1,034.00
Event Expense	21,664.88
G&A	
Advertising & Marketing	12,025.21
Bank Charges	2,426.38
Car and Truck expenses	17,357.84
Commission Expense	45,583.54
Consulting Wine	17,970.00
Contractors	6,394.35

Subject to Change Wine Co
Profit and Loss
January - December 2023

Dues & Subscriptions		7,132.74
Equipment Rental		600.00
Insurance		
Auto Insurance		3,030.94
Liability Insurance		34,283.87
Worker's Comp Insurance		14,650.37
Total Insurance	$	51,965.18
Interest Paid		82,200.21
Legal & Professional Services		34,863.82
Licenses & Permits		23,609.16
Meals		9,027.11
Miscellaneous		50.00
Office Supplies		4,627.50
Operating Utilities		13,751.55
Disposal Services		4,896.09
Total Operating Utilities	$	18,647.64
PAYROLL		
Health Insurance		13,565.77
Officers Compensation		
Officers Health Insurance		5,254.04
Total Officers Compensation	$	5,254.04
Payroll Taxes		24,263.66
ETF		60.77
Total Payroll Taxes	$	24,324.43
Processing		4,288.30
Salaries & Wages		293,386.96
Total PAYROLL	$	340,819.50
Rent or Lease of Buildings		178,044.27
Research		1,313.38
Shipping/Freight (Non COGS)		3,443.97
Software		4,120.86
Telephone/Wifi		5,495.29
Travel		14,006.06
Winery & Equipment Repair & Maintenance		11,047.19
Total G&A	$	892,771.20
Total Expenses	$	915,470.08
Net Operating Income	$	191,432.23
Other Income		
Interest Income		1.24
Late Fee Income		2,551.40
Total Other Income	$	2,552.64
Other Expenses		
Winery Supplies		1,948.33

Subject to Change Wine Co
Profit and Loss
January - December 2023

Total Other Expenses	$	1,948.33
Net Other Income	$	604.31
Net Income	$	192,036.54

Subject to Change Wine Co
Balance Sheet
As of December 31, 2023

ASSETS		2023
Current Assets		
Total Bank Accounts	$	17,571.30
Accounts Receivable		
Accounts Receivable (A/R)		80,575.66
Total Accounts Receivable	$	80,575.66
Other Current Assets		
Bar Gemini Loan		4,000.00
Inventory - Bottled Wine		856,721.05
Inventory - Bulk Wine		208,602.02
Inventory - Unused Packaging		-12,677.85
Inventory Asset		-80.00
Shopify Pending Balances		851.11
Total Other Current Assets	$	1,057,416.33
Total Current Assets	$	1,155,563.29
Fixed Assets		
Accumulated Depreciation		-326,888.00
Kitchen		7,898.63
Leasehold Improvements		35,458.07
Machinery & Equipment -Charger		3,712.71
Office Equipment		9,180.24
Trailer		16,991.00
Vehicles		187,737.29
Winery Equipment		724,643.74
Total Fixed Assets	$	658,733.68
Other Assets		
Building- Right of Use		221,828.00
Security Deposits - Marina Westshore		8,090.00
Total Other Assets	$	229,918.00
TOTAL ASSETS	$	2,044,214.97
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		293,547.14
Total Accounts Payable	$	293,547.14
Credit Cards		
Total Credit Cards	$	177,165.43
Other Current Liabilities		
Biz2Credit 5		188,166.63
Gemini Loan Payable		75,000.00
Gift Card Liability		-44.56

Subject to Change Wine Co
Balance Sheet
As of December 31, 2023

Private Label Deposits		111,698.22
Sales Tax		14,167.47
Total Other Current Liabilities	$	388,987.76
Total Current Liabilities	$	859,700.33
Long-Term Liabilities		
Notes Payable		953,526.45
Right of Use		221,828.00
Wells Fargo - Tesla Auto		45,854.26
Total Long-Term Liabilities	$	1,221,208.71
Total Liabilities	$	2,080,909.04
Equity		
MEMBER CAPITAL		-229,601.89
Member's Capital		-0.30
Net Income		192,908.12
Total Equity	-$	36,694.07
TOTAL LIABILITIES AND EQUITY	$	2,044,214.97

Subject to Change Wine Co
Statement of Cash Flows
January - December 2023

OPERATING ACTIVITIES

Net Income	192,036.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	87,688.52
Bar Gemini Loan	-4,000.00
Inventory - Bottled Wine:2018 Wines	-292.14
Inventory - Bottled Wine:2019 Wines	2,061.64
Inventory - Bottled Wine:2020 Wines	-10,726.25
Inventory - Bottled Wine:2021 Wines	75,587.37
Inventory - Bottled Wine:2022 Wines	-286,324.90
Inventory - Bulk Wine	211,578.41
Inventory - Unused Packaging	-1,309.95
Shopify Pending Balances	207.28
Accounts Payable	-224,167.88
Alex Personal Credit Card	27,498.30
Barry CC 4017	23,895.95
Business Platinum Card-72006	-39,653.60
CC USB 3712	32,953.31
Chase 1210	20,118.72
Costco Citi 6616	2,386.76
Credit Card (2851)	7,217.48
Delta Amex Cards:SB Delta Amex 1003	-4,436.65
Discover	9,137.65
JB Chase 2641	10,917.00
Wells (6264)	2,436.27
WS Capital	1,360.07
Biz2Credit 3	-192,951.14
Biz2Credit 5	188,166.63
Gemini Loan Payable	-25,000.00
Gift Card Liability	55.44
Private Label Deposits	-2,576.81
Sales Tax:California State Board of Equalization Payable CA SALES TAX	2,024.04
Sales Tax:Sales Tax Payable	1,884.42
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 84,264.06**
Net cash provided by operating activities	**$ 107,772.48**

INVESTING ACTIVITIES

Machinery & Equipment -Charger	-3,712.71
Winery Equipment	-242.00
Winery Equipment:Barrels & Barrel Racks	4,680.00
Winery Equipment:Misc Winery Equipment	-181.56
Winery Equipment:Security System - ADT	-1,394.70
Winery Equipment:Single Trip Shipping Container - Urban Services Inc.	-7,079.94
Building- Right of Use	-221,828.00

Subject to Change Wine Co
Statement of Cash Flows
January - December 2023

Net cash provided by investing activities	-$	229,758.91
FINANCING ACTIVITIES		
Notes Payable:2017 Ford F-150		-8,554.19
Notes Payable:Ager Tank & Equipment Invoice#5129 Notes Payable - Brewery Finance		-17,901.36
Notes Payable:Alexander E Pomerantz		19,250.86
Notes Payable:Edward Kim		-52,500.00
Notes Payable:HP Chase		-3,000.00
Notes Payable:Navitas Credit Corp/Brewery Finance Equipment Loan		-18,758.88
Notes Payable:SBA EIDL Loan		-27,885.00
Notes Payable:Thomas & Deborah Johnson		-1,102.00
Notes Payable:US Bank Various		-76,304.59
Right of Use:Lease - Right of Use		192,891.16
Right of Use:Right of Use Lease - Interest		28,936.84
Wells Fargo - Tesla Auto		-11,808.73
MEMBER CAPITAL:Alex		-12,841.19
Member's Capital		65,341.19
Net cash provided by financing activities	$	75,764.11
Net cash increase for period	-$	46,222.32
Cash at beginning of period		63,793.62
Cash at end of period	$	17,571.30